Executing with Excellence

2025 Combined Annual & Sustainability Report

Ball



Table of Contents

To our fellow stakeholders,

It is an honor to address you for the first time as Chairman of Ball Corporation. As a Board member, I have had the privilege of witnessing firsthand the remarkable evolution of this company—our ability to anticipate change, innovate with purpose and stay committed to the customers and communities we serve. Today, I am more confident than ever in Ball's direction and in the opportunities ahead of us.

Throughout my tenure on the Board, Ball has transformed its portfolio, strengthened its operational foundation and positioned itself as a leader in sustainable aluminum packaging solutions. The resilience and dedication of our team members continue to be the driving force behind our progress.

Leadership Changes

This past year brought meaningful change at the executive level—changes that reinforce our commitment to disciplined execution and long-term value creation. Ron Lewis was appointed Chief Executive Officer, a decision that reflects both his experience and his deep connection to Ball's business. Ron first knew Ball as a customer, giving him an invaluable perspective on how we can consistently and relentlessly serve our customers. Since joining Ball, he has strengthened our operational excellence, elevated our performance standards and reinforced our culture of continuous improvement.

Ron understands every facet of our business—from the importance of listening to and acting on the voice of our customers to the disciplined daily routines our shop floor teams execute to deliver on our commitments. He brings the strategic and operational vision critical to the CEO role, and his leadership is already making a meaningful impact. The Board and I are confident that he is the right person to lead Ball into our next chapter.

We also welcomed Dan Rabbitt as Chief Financial Officer. With more than 20 years of leadership at Ball spanning corporate strategy, finance, enterprise planning, as well as leading our global aerosol business, Dan brings deep industry and financial expertise and a commitment to Ball's values that will continue to strengthen our financial discipline.

Looking Ahead

With Ron and Dan in their new roles, Ball enters this next chapter with strong alignment, a clear vision and leadership deeply committed to our employees, customers and shareholders. We have the right people in the right seats to move the company forward.

Our strategy is sound, our operating model is built to win and our disciplined execution will continue to fuel our growth engine. As we continue to scale our business and deepen our customer partnerships, this team is focused on driving profitable growth and delivering shareholder value.

Sincerely,



Stuart A. Taylor II
Chairman,
Ball Corporation

2025 was a record-breaking year for Ball Corporation with our global team delivering exceptional results. Our financial discipline and our focus on commercial and operational excellence position us to win with our customers now and over the long term.

Reflecting on my first few months as Chief Executive Officer, I have purposefully invested time in meeting with and listening to investors, customers and team members from across our organization. My journey with Ball—as a longtime customer, employee and now as the leader of our remarkable team—has given me unique perspective and insight into the dedication and expertise of our people, and the strength of our purpose and strategy. Every day, I see our values in action—We Care. We Work. We Win. These values are more than words on a page—these guiding principles are rooted in the core of who we are, dating back to our founding 146 years ago. It's what makes Ball special and one of the reasons I'm confident in the future we are building together.



I believe in Ball and our strategy, which is centered around four pillars that guide our focus and sharpen our competitive advantage: executing exceptionally every day, staying close to our customers and maximizing our network, accelerating the substrate shift and category expansion, and managing complexity to our advantage. Together, these pillars form a clear framework that enables us to outperform in dynamic markets, deliver for our customers and create long-term value for those we serve.

Record Performance Rooted in Our Operating Model

In 2025, our teams delivered exceptional results by working together. While navigating a challenging and constantly evolving macroeconomic environment, we achieved strong volume growth and adjusted free cash flow and maintained a healthy balance sheet to enable long-term performance. We delivered record comparable diluted earnings per share, a testament to the resilience of aluminum packaging and our ability to execute with precision. Importantly, our EVA performance demonstrated our disciplined approach to capital allocation and our commitment to value creation. Additionally, through a combination of share repurchases and dividends, we returned $1.54 billion back to shareholders.

Other key 2025 highlights include expanding our footprint to be closer to customers with the acquisition of Florida Can in Winter Haven, Florida and breaking ground on a new plant in Millersburg, Oregon. In January 2026, we acquired a majority stake in Benepack's beverage can business in Europe.

Our performance reflects both what we do and how we do it, grounded in the Ball Business System, which serves as the backbone for

Packaging Units Shipped
in billions



Year	Value
2025	111.9
2024	107.4
2023	106.5

EVA Dollars*
$ in millions



2025	$378
2024	$366
2023	$141

Comparable Diluted Earnings per Share
$ per share



2025	$3.57
2024	$3.17
2023	$2.90

* EVA represents net operating earnings after taxes less a capital charge after tax on average invested capital.



PARTNER TO WIN
ACTIVELY LISTEN
Commercial Excellence
UNMATCHED CULTURE & PEOPLE
Ball
WE CARE AND WORK TOGETHER TO WIN
SUSTAINABILITY
Operational Excellence
STANDARDIZE PROCESSES
CONTINUOUSLY IMPROVE
INNOVATION &

how we do business. Through Commercial Excellence, we stay close to our customers—actively listening, collaborating and solving real challenges to win together. We are more connected to our customers than ever, and that proximity is helping us innovate, grow and deliver value faster. At the same time, Operational Excellence ensures we scale and standardize our operations to fully leverage our manufacturing expertise and serve our customers when and where they need us most.

Finally, at the center of the Ball Business System is our people and culture, the heartbeat of our organization. We are committed to creating a culture where everyone has the opportunity to contribute to our shared success, realize their leadership potential and grow as individuals. Our nine Ball Global Networks provide employees with opportunities to celebrate each other's differences, create safe and accommodating work environments and inspire one another. The Ball spirit is also evident in the communities where we live and work, with employees volunteering more than 24,000 hours to charitable causes last year.

Our Path Forward

We are positioned to continue winning by working alongside our customers to deliver solutions that help them grow, generating value for our shareholders and providing meaningful careers for our employees. I'm proud of the 16,000 Ball team members who show up every day eager to make a difference. By working shoulder to shoulder, we are ready to capitalize on our momentum, deliver on our plan and achieve tangible results.



We are just getting started. Aluminum packaging continues to gain share as consumers and customers desire greater convenience, functionality, resilience and sustainability. Ball is uniquely positioned to meet these demands with quality, scale and innovation that remain unmatched in our industry.

Looking ahead, we have a clear strategy in place and a team dedicated to creating measurable value for our customers and making a difference for our company and our communities. Thank you for putting your trust in Ball. You can count on us.

Sincerely,

Ronald J. Lewis
Chief Executive Officer,
Ball Corporation

 **16,000** EMPLOYEES GLOBALLY

380,000+ EMPLOYEE TRAINING HOURS

 **20 DISASTER RESPONSES** GLOBALLY ACROSS 8 COUNTRIES

111.9 BILLION PACKAGING UNITS SHIPPED

74% AVERAGE RECYCLED CONTENT FOR GLOBAL BEVERAGE PACKAGING

 **34%** OF PURCHASED ALUMINUM ASI-CERTIFIED

$4.1M+ TOTAL COMMUNITY INVESTMENT
INCLUDING EMPLOYEE DONATIONS, GRANTS, BALL CORPORATION MATCH, IN-KIND VALUE

$474M INVESTED IN BUSINESSES GLOBALLY

71% PERSONAL & HOME CARE PRODUCTS MADE WITH ReAl® ALLOY

72% GLOBAL BEVERAGE PACKAGING PRODUCTS CONVERTED TO BPA-NI INTERNAL COATINGS

 **24,000+** VOLUNTEER HOURS GLOBALLY

 **4,078 MT** ALUMINUM SAVED FROM LIGHTWEIGHTING

 **56%** GLOBAL BEVERAGE PACKAGING PRODUCTS MADE WITH WEIGHT-OPTIMIZED STARcan DESIGN

 **8%** SCOPE 1 & 2 REDUCTION YEAR OVER YEAR

65 PLANTS GLOBALLY

$13.16B NET SALES IN US DOLLARS

 **84% RENEWABLE ELECTRICITY** COVERAGE

Commercial Excellence

SHARE BENEFITS DRIVE SALES

CIRCULARITY BUILDS CONSUMER PREFERENCE

Ball

Ball



Our customers are key players across the beverage, personal care and household categories, and our role is to support them as they work to achieve their goals.

Leveraging the strength of our global scale and the responsiveness of a local partner, we work across our customers' organizations to deliver reliable supply, meaningful insights and solutions that elevate their brands.

As markets evolve and consumer expectations change, we actively listen and work alongside our customers to manage complexity, anticipate emerging trends and design packaging solutions that advance performance and sustainability. Our Ball Commercial Excellence (BCE) disciplined approach inserts rigor and consistency into how we leverage our foresight, agility and deep category expertise to ensure our customers can compete and thrive in a rapidly changing environment.

Our commitment to Commercial Excellence was evident throughout 2025. We launched a multi-layered Commercial Excellence training program to ensure we are setting the standard for how we create value for our customers. We created a more systematic research and development process to translate and transform customer and consumer needs from ideation to innovation. We issued an updated Climate Transition Plan and helped customers understand how we can help them meet their sustainability

goals. We codified how we plan with our customers and how insights become actions and yield results, operationalizing best practices across products and regions.

The true measure of Commercial Excellence is customers wanting to work with Ball. We strengthened relationships and expanded our global footprint through strategic acquisitions to serve their needs. Our commercial agility helped customers like Stateside Vodka scale to meet consumer demand while helping customers like Saint James Iced Tea bring their products to market quickly. Collaborations with customers such as Mamba Water and Amapura at the 30th United Nations Climate Change Conference (COP30) — and the launch of Ball-Unilever-Alcoa collaboration for the first aerosol cans with ELYSIS® carbon-free smelting technology — illustrate how we simplify sustainability while driving innovation for customers worldwide.

Growth & Insights

Our customers count on us to support their growth. With a diverse aluminum packaging portfolio and the scale of our global footprint, we deliver innovative, high-performing products backed by industry-leading quality. For example, we supported Acqua Sant'Anna,

a still and sparkling water brand, as they expanded into aluminum cans and bottles — responding to consumer demand for a premium drinking experience.

Ball's dedicated insights team is closely attuned to shifts in consumer behavior, market dynamics and category trends. By transforming data into actionable insights, the team supports our customers in making confident, future-focused decisions and accelerating innovation. These capabilities deepen Ball's customer partnerships and reinforce our commitment to offering solutions that help us win together.

Expanding Footprint

Ball continues to expand its global footprint to meet evolving customer needs and rising demands for sustainable beverage packaging.

Early in the year, we acquired a strategically located aluminum can manufacturing facility in Winter Haven, Florida, strengthening our North and Central America (NCA) supply network. In January 2026, Ball acquired a majority stake in Benepack, a beverage can manufacturing business with two production facilities in Belgium and Hungary.

In Asia, Ball is accelerating growth in one of the world's most dynamic markets by investing in our Sri City plant to support India's fast-growing beverage can market. This expansion responds to the country's increasing adoption of aluminum packaging for ready-to-drink beverages and dairy products. In South America, we reopened our Pouso Alegre plant to meet rising demand in Brazil.

These strategic operational expansions furthered our production capabilities and enhance our ability to deliver scalable aluminum packaging solutions to customers across diverse markets.



Stateside Brands

Ball has shown its speed to market by meeting the needs of customers who require an agile partner that can grow with them. Stateside Vodka is no exception, and when the spirits brand was looking to grow with an experienced packaging partner for their Surfside brand, a high-growth ready-to-drink (RTD) cocktail, Ball had the size and scale in its footprint and operations to meet the demand. With consumer preferences trending toward modern designs and formats, Ball's 12oz sleek can satisfies the need for Surfside's customers.

"As the fastest growing ready-to-drink cocktail on the market, we rely on experienced can-making experts who can deliver the volume we need to meet customer demand. Working with Ball gives me peace of mind that Stateside

Brands is in the right hands of an agile and consistent partner who can grow with us. We are looking forward to utilizing the resources Ball provides to support our continued growth."

Ryan Seckinger, Chief Supply Chain Officer, Stateside Brands

Saint James Iced Tea

In 2025, Saint James Iced Tea made a significant shift by transitioning its packaging into Ball's Alumi-Tek® bottles. This strategic move was aimed at elevating the tea brand's premium positioning with a sleeker and more visually appealing package to better command attention on shelves. Beyond the shelf, the thermal insulation of the packaging ensured the iced tea maintains the ideal temperature and flavor.

Inspired by the opportunity for transformation, CEO Brad Neumann led a rapid evolution of the brand, introducing new packaging, co-packers, artwork and flavor formats—all executed in just five months.

The impact was immediate and far-reaching: sales velocity nearly tripled, national retailers expanded volume commitments and new retail channels were unlocked. Ball's reliability during this pivotal moment was essential, seamlessly supporting Saint James' accelerated growth and rapid shipment timelines, including a last-minute trade show delivery that sparked early buzz about the packaging shift.

Saint James is leading the way with a healthier, delicious and more sustainable iced tea. Ball is proud to support this growth with packaging that brings their vision to life.



"Moving into Ball's Alumi-Tek® bottles helped us better reflect our brand and opened retail doors we hadn't been able to access before. Ball's team moved quickly and supported us every step of the way—their partnership, dependability and packaging have helped change the game for our business."

Brad Neumann, Chief Executive Officer, Saint James Iced Tea


AMAPURA
ÁGUA PURA DA AMAZÔNIA
COP30 BRASIL AMAZÔNIA
SEM GÁS
ÁGUA MINERAL NATURAL
MAMBA WATER
COP30 BRASIL AMAZÔNIA
SEM GÁS
FONTE DAS HORTÊNSIAS
conteúdo 350 ml

Mamba Water & Amapura

Ball delivered 100% of the canned drinking water at the 30th United Nations Climate Change Conference (COP30), alongside HEINEKEN's Mamba Water and Amapura, a water recently launched by Cerpa. Participants drank from aluminum, the world's most recycled packaging, and saw firsthand why sustainable choices matter.

Beyond environmental benefits, these initiatives also deliver meaningful social impact. With the Mamba Water Project, more than 20 million liters of drinking water will be destined for communities in Pará, Brazil, and part of the proceeds from Amapura will contribute to reforestation and water treatment actions in the Amazon.

By building these strategic collaborations that deliver sustainable, socially responsible solutions and meaningful innovation, we are putting Ball's values and purpose into action.

> *"Amapura symbolizes a new cycle: it is born from the Amazon, with the Amazon, and for the Amazon. By bringing an Amazonian water brand to COP30, we are sharing one of our most precious resources with the world. By supporting reforestation and water treatment initiatives, Amapura demonstrates that sustainability can indeed be a real and accessible practice."*

João Vyctor, Marketing Manager, Amapura

Compagnie des Pyrénées

Ball partners with leading brands to solve their biggest challenges. In the water market, some of those include meeting sustainability goals, standing out in a competitive market and delivering premium experiences consumers expect.

Eau Neuve brings the purity of Pyrenean mountain water to life in premium aluminum formats. These designs preserve product integrity while authentically expressing Ariège values of sustainability and quality.

Similarly, Italian water leader Acqua Sant'Anna is expanding its portfolio with aluminum cans and bottles—a bold move diversifying offerings to meet modern lifestyle expectations and premium experiences.

In a market where design and values drive consumer choices, Ball's collaborations with Eau Neuve and Sant'Anna set a new benchmark. These brand extensions go beyond packaging—they represent strategic evolutions that expand reach, reinforce brand identity and align with the future of responsible hydration.

Münsterland

Ball and Münsterland joined forces to bring the SpongeBob milk cans to life with premium aluminum packaging and cutting-edge design and printing—while actively collaborating to strengthen recycling awareness. Featuring iconic characters and the slogan "Recycling is fun," the cans combine playful design, sustainability messaging and on-pack storytelling to engage consumers and highlight the true circularity of aluminum cans.


Münsterland
CLASSICO
BANANEN
GESCHMACK
SCHWAMMKOPF
Münsterland
CLASSICO
ERDBEER
GESCHMACK
SCHWAMMKOPF

"The flavours are already fan favourites, and now, with SpongeBob, Patrick and Sandy joining the line-up, they become collectible and even more enjoyable. At the same time, this partnership with Ball allows us to communicate the importance of recycling in a fun and accessible way."

Günter Spiekermann, Head of Sales and Marketing, Münsterland

Meadow & Natulim

This year, Ball expanded its alliance with Meadow, a Swedish-based packaging technology company focused on circular solutions. Together, we enabled the commercial launch of MEADOW KAPSUL™, an aluminum-based prefill system for personal and home care products and beyond. This breakthrough format—featuring fully recyclable aluminum cans—offers consumers convenience without compromise. The MEADOW





KAPSUL™ technology allowed sustainable brand Natulim to introduce body wash, shampoo, conditioner and hand soap prefills in Ball's aluminum cans—reinforcing all three companies' shared goal of elevating everyday products with premium, eco-conscious design through a refill and reuse model.

Beiersdorf

In 2025, Ball and Beiersdorf achieved a major milestone in sustainable packaging and circular economy innovation. All Beiersdorf aerosol cans produced by Ball across Europe are now made from 100% post-consumer recycled aluminum. Starting with a 2024 pilot and culminating in a regional rollout, this collaboration reinforces Ball's leadership in circular solutions and commitment to science-based decarbonization targets.

"This is more than a packaging innovation—it's a bold step toward true circularity."

Kelvin Oecksler, R&D Global Packaging Development, Beiersdorf AG

Elysis, Unilever & Alcoa launch

Ahead of COP30, Alcoa, Ball and Unilever announced the first use of breakthrough ELYSIS® carbon-free smelting technology in personal care and home care packaging. This collaboration marks the first time aluminum was produced using ELYSIS carbon-free smelting technology, an innovation that eliminates direct greenhouse gas emissions from smelting, generating oxygen in place of CO_2. The resulting aerosol can, made with 50% ELYSIS primary aluminum and 50% post-consumer recycled content, represents one of the lowest-carbon packaging solutions of its kind.

"This partnership is an example of how we can develop innovations to seize emission reduction opportunities to accelerate climate progress together."

Shailendra Sadera, Chief Procurement Officer, Unilever



Operational Excellence

Ball began executing the global rollout of its Ball Operational Excellence (BOE) framework in 2025, standardizing best practices and scaling solutions that drive improvements in safety, quality, efficiency and overall operational performance across all of our plants globally.

We are focused on delivering approximately $500 million in gross aluminum packaging cost savings between 2024 and 2027 by simplifying work, strengthening execution and unlocking operational efficiencies. We take a systematic approach to identifying and improving our global





**2025
Ball Operational Excellence
Plants of the Year**

Manisa
Global Plant of the Year

Manisa	EMEA
Pittston	NCA
Extrema	SA
Itupeva	PHC
Paraguay Ends	Global Ends

standards, gleaning the best ideas and insights from our teams across the world.

Building on the success of earlier pilots, the rollout embeds standardized practices and tools into daily operations, strengthening connections across teams and reinforcing a consistent, unified approach to execution. These efforts are closely aligned to operational model changes introduced in 2024, ensuring coherence between strategy, structure and day-to-day operations.

To support this transformation, we conducted targeted regional and plant-level training to build understanding of BOE principles, reinforce leadership routines and further strengthen problem-solving capabilities. The launch of "Safe. Smart. Together.", a global campaign that ties BOE principles to everyday behaviors, reinforced our culture of care, awareness and teamwork. To further engage and recognize employees, Ball also introduced the Ball Operational Excellence Plant of the Year awards in 2025, celebrating plant teams that demonstrate outstanding results and leadership in operational excellence.

The next phase of BOE will embed operational excellence more deeply across the organization. Sites will continue adopting the global framework, with additional tools and standards introduced to further strengthen core operational processes. Together, these initiatives reflect Ball's commitment to building a high-performing, resilient and unified global operations network.

Safety

2025 marked another year of strong progress in Ball's global safety performance as we continued to advance toward our goal of zero injuries. Through the active engagement of employees worldwide, we achieved a 19% reduction in our total recordable incident rate (TRIR), lowering it to 0.98 and surpassing our 2030 target. More than half of our plants reduced their TRIR in 2025, and several have sustained zero recordable injuries for multiple consecutive years. To reinforce continuous improvement, Ball has established a more ambitious near-term target: by 2028 we aim to achieve a global TRIR of 0.85, further strengthening our commitment to a zero-injury workplace.

Standardized environment, health and safety practices are now embedded across all Ball plants as a core component of our BOE program. A key area of progress has been proactive hazard identification, with several plants achieving 100% team member participation. Employees are not only identifying hazards, but also correcting them, reflecting increased ownership, engagement and accountability across all levels of the organization.

These efforts are supported by enterprise-wide initiatives that strengthen safety and continuous improvement, including global adoption of the 5 Key Safety Behaviors, leadership-led and team-driven safety engagement stand-downs and the Supervisor Leadership in Safety program.

At Ball, we believe that world-class safety performance is built on shared responsibility, where every employee actively engages in maintaining a safe work environment for themselves and their teammates. To learn more, please visit the health, safety and wellbeing page on Ball.com.

Resource Efficiency

Ball advanced its resource efficiency strategy in support of its Climate Transition Plan in 2025 by adding over $4 million of capital additions in Beverage Packaging energy efficiency projects, as well as deploying energy and water mapping across key regions. This led to a reduction in Beverage Packaging energy intensity by 2% since 2020. Plants in NCA and EMEA (Europe, Middle East and Africa) conducted detailed mapping of electricity, gas and water consumption to evaluate the distribution of consumption across plant operations, identify

opportunities to reduce waste during standby periods, optimize equipment usage and guide future upgrades.

These insights are helping Ball teams make data-driven decisions that simplify operations and reduce consumption. Energy and water mapping also supports Ball's broader goals of operational excellence and sustainability, enabling plants to better understand their resource profiles and act on inefficiencies. By embedding sustainability practices into daily operating routines and aligning them with BOE principles, Ball is building a more informed and connected global manufacturing network. The result is a stronger foundation for improved efficiencies and cost savings across our global footprint.

Gas

Despite a challenging year for gas performance, we continued to drive operational improvements across our manufacturing footprint. A major focus was balancing and fine-tuning ovens to reduce gas consumption while maintaining essential operational and safety standards. This work included burner upgrades at 20 plants globally, along with oven optimizations events at an additional 19 plants.

These efforts along with several projects are delivering measurable results. A burner upgrade at our Milton Keynes, U.K. facility reduced gas consumption by 1,255,600 kilowatt hours annually, and at Ball's Rome, Georgia plant, the replacement of a legacy boiler is expected to reduce the plant's gas consumption by 4%.

Innovative thermal technologies also played a key role. At Ball's Taloja, India, facility, a heat pump project converted 330 kilowatts of gas demand into 180 kilowatts of electricity. In Brazil,

the Jacareí plant installed a Regenerative Thermal Oxidizer heat recovery system that offset 90% of boiler consumption, delivering 200 kilowatts in energy savings. Cross-regional collaboration further amplified impact, with plants sharing proven solutions—such as the adoption of an EMEA-developed oven control standard at Ball's Findlay, Ohio, facility.



Electricity

Electricity performance improved across every region compared to the prior year, reflecting sustained focus on efficiency initiatives. Ball prioritized improving electricity intensity in 2025 by upgrading compressed air and vacuum systems across multiple manufacturing sites. In Brazil, a compressed air booster project converted excess low-pressure air into high-pressure supply, reducing the load on high-pressure compressors and lowering high-pressure electricity consumption by about 40%. The compressor upgrade and low-pressure air distribution improvements in Widnau, Switzerland, reduced electricity use by 860,000 kilowatt hours annually, while our plant in Williamsburg, Virginia, improved equipment reliability and efficiency by replacing outdated compressors.

The Ball plant in Fosie, Sweden, also contributed to electricity savings by upgrading the plant's vacuum pumps to the latest global standard, reducing electricity consumption by 1,032,000 kilowatt hours annually. By modernizing equipment and leveraging excess production capacity, Ball continues to strengthen its energy performance while supporting our resource efficiency goals.

Water

Ball continued advancing its global water strategy in 2025, establishing a clear framework for water stewardship across our operations. The strategy assesses current practices, defines desired outcomes and aligns teams around a shared approach. Through comprehensive mapping and cross-functional alignment, the strategy establishes a strong foundation for continuous improvement and sustainable water management.

Across South America, washer optimization, reverse osmosis and deionization water reuse projects as well as enhancements to overflow systems reduced absolute washer water consumption by 5%. The plant in Recife, Brazil, completed upgrades on two washers, with similar installations underway in Argentina and Pouso Alegre, Brazil. In North and Central America, washer projects at Ball's Fairfield, California, site reduced plantwide summertime water consumption by up to 15%. In Conroe, Texas, a zero-cost optimization project cut average daily water use by more than 13%. Across Ball globally, an increased focus on adjustments to washer backflows, overflow systems, control valves, leak repairs and cooling tower blowdown settings contributed to the 2025 water reductions.

Ball has achieved an improvement in Beverage Packaging water intensity by 10% since 2020. Together, these initiatives demonstrate Ball's commitment to water stewardship and the ability to drive meaningful impact through both strategic planning and grassroots innovation.





Scopes 1 & 2

2025 50% | 2030 -55%

Scope 3

2025 14% | 2030 -55%

Renewable Electricity

2025 84% | 2030 100%

Metal

Lightweighting is a cornerstone of Ball's sustainability strategy, enabling us to reduce the carbon footprint of our packaging while maintaining the strength, performance and functionality that customers expect. By innovating in can design, we are lowering the amount of aluminum required in each product, conserving valuable resources and driving measurable progress toward our 2030 goals.

We continue to drive global progress toward our 2030 STARcan target. STARcan is Ball's most metal-efficient design and reduces a can's weight and its carbon footprint by up to 8% compared to other cans of the same size. Conversions completed at seven plants during the year helped us exceed interim goals, increasing STARcan volume to 56% of total can production and saving more than 4,000 metric tons of aluminum.

Climate Leadership

With a 50% reduction from our 2017 baseline, Ball is on track to achieve its 2030 target of a 55% reduction in Scope 1 and 2 emissions—and to do so ahead of schedule. This progress has been driven by expanded global renewable electricity coverage, as well as the improvements to energy intensity described in the Resource Efficiency section prior.

Ball continues to evaluate and address Scope 3 emissions across our value chain, recognizing their critical role in achieving net-zero emissions by 2050. These emissions include upstream activities such as aluminum production and transportation, as well as downstream impacts like the processing of sold products such as our aluminum slugs. Compared to a 2017 baseline, Ball has reduced its Scope 3 emissions by

approximately 14%. In order to further lower Scope 3 emissions, Ball will seek to increase use of low-carbon and recycled aluminum, as well as engage with suppliers around low-carbon innovation opportunities.

We have also embedded safety and climate priorities into leadership compensation. By incorporating these measures into our long-term incentive plan for directors and above, we reinforce shared accountability and translate our sustainability strategy into action. A focused set of safety and greenhouse gas performance measures helps ensure sustainability is treated as everyone's business and aligned with delivery of our science-based targets by 2030.

To learn more, visit the climate leadership page on Ball.com for the latest update to our Climate Transition Plan.





Renewable Electricity

In 2025, Ball expanded its global renewable electricity coverage from 73% to 84%, exceeding our interim target of 75% coverage by year-end. During the year, Ball executed four new virtual power purchase agreements (VPPAs) in Europe to expand renewable electricity coverage across EMEA Beverage Packaging and PHC operations. Expected to reach commercial operation in 2027, these projects will contribute to the Company's pathway toward its 2030 renewable electricity ambitions and broader decarbonization objectives, while supporting long-term energy sourcing resilience in the region.

As part of our Scope 2 emissions reduction strategy, Ball continues to explore additional renewable energy solutions globally, including off-site and behind-the-meter projects, battery energy storage and microgrid solutions tailored to individual manufacturing sites.

Regionally, Beverage Packaging achieved renewable electricity coverage of 89% in NCA,

88% in SA and 75% in EMEA in 2025. In addition, PHC manufacturing reached 75% coverage globally. Ball continues to rely on VPPAs to generate the majority of its renewable electricity. This supports additional capacity on the global grid as Ball assesses the viability of near and on-site renewable options.

Transportation

Ball continues to advance logistics innovation across its global operations to reduce transportation emissions while strengthening resilience. In EMEA, we expanded the use of intermodal freight transport across Europe, shifting long-haul shipments from road to rail, ferry and short-sea routes. This reduced

carbon emissions by more than 1,600 tons annually and helped mitigate risks associated with freight driver shortages.

To further improve logistics efficiency, Ball introduced a roll-on/roll-off system for aluminum coil shipments between Germany and the U.K., and transitioned shuttle movements of aluminum coils between a warehouse and manufacturing plant in Austria to battery-electric trucks. In SA, we are reducing logistics emissions by adopting natural gas-fueled trucking and by increasing our reliance on domestic shipping within Brazil, which provides up to 70% carbon reductions and cost efficiencies.

Responsible Sourcing

Aluminum Stewardship Initiative

The Aluminum Stewardship Initiative (ASI) is a global standards-setting and certification organization whose goal is to make the aluminum industry more sustainable. ASI certification provides customers with confidence that their products align with environmental, governance, ethics and social responsibility standards, enabling them to easily validate responsible sourcing practices. To date, Ball's three Beverage Packaging regions and PHC are ASI-Performance Standard and Chain of Custody certified.

Ball is working with our aluminum suppliers to achieve ASI certifications. In 2025, 65% of the aluminum purchased by Ball came from fully



ASI Certified Metal

2025 34%	2030 100%

Aluminum Stewardship Initiative in South America

Six brands across SA and PHC featured the ASI seal on their cans in 2025, marking another step toward responsible aluminum production and consumption in the region. The natural energy drink Açaí Motion®, which already uses ingredients sourced through sustainable extraction practices in the Amazon, strengthened its commitment by adopting ASI-certified aluminum cans — now produced by Ball.

AMAZÔNIA BRASIL
asi
AÇAÍ
motion
Premium
269 ml
COMPOSTO LÍQUIDO PRONTO PARA O CONSUMO
SABOR AÇAÍ E GUARANÁ

"This partnership elevates our product, allowing us to reach new heights in quality and sustainability. The ASI-certified packaging provides a key competitive edge in the international market."

Rafael Aun Ming, Founder and Chairman, Açaí Motion®

In Chile, Cerveza LOA became the first brewery in the country to incorporate the ASI seal on its cans, establishing itself as a local reference in innovation and sustainability.

Through these initiatives, Ball and its customers strengthen their shared commitment to circular economy principles, sustainable innovation and the reduction of environmental impacts across the region.



ADVERTENCIA
asi
MINGA LOCA
WEST COAST IPA
LOA
OTRA RONDA
AMBER ALE
LOA

"At LOA Brewery, we have been working to develop high-quality products that not only offer a great experience to consumers but are also environmentally responsible. Becoming the first brewery in Chile to incorporate the ASI seal on our cans is a major step in our mission to promote more sustainable practices in the industry. At LOA, we are proud to be the only independent brewery in Chile to produce lithographed cans, which allows us to be 100% recyclable in the more than one million cans we sell annually."

Nicolás Forti, Co-Founder, LOA Brewery

ASI-certified rolling mills. In total, 34% of the aluminum Ball purchased was ASI-certified, up from 27% in 2024.

Diverse Supplier Spend

Ball continues to strengthen its supplier diversity program, with a commitment to double annual spending with diverse suppliers in the U.S. between 2020 and 2030. This commitment supports Ball's broader goal of building a more inclusive and resilient supply chain.

To ensure alignment with Ball's current business profile, this target was re-baselined in 2025 to exclude Aerospace, a U.S.-based business unit divested by Ball in 2024. Ball achieved its target in 2025, spending $138 million with diverse suppliers, a 133% increase from the 2020 baseline of $59.3 million. Looking ahead, Ball aims to sustain this momentum, with progress reported as part of its 2030 sustainability goals.

Supplier Sustainability Practices

Ball is committed to strengthening oversight of our supply chain through an annual assessment of the environmental, social and governance practices of all critical suppliers with a yearly spend of $5 million or more. In 2025, Ball assessed 87% of critical suppliers, up from 46% in 2024, reflecting Ball's ongoing progress toward comprehensive supplier accountability. These assessments include metal suppliers who have undergone ASI audits, as well as suppliers in other categories assessed through Ball's use of the Sedex platform.

Sedex is a global platform that supports the management and improvement of ethical and sustainable supply-chain practices. Ball uses the platform to review social and environmental practices at the site level, including both inherent

risks of the location and site characteristics. This improves transparency and enables more effective identification and management of sustainability-related risks. In 2025, all of Ball's targeted suppliers completed their Sedex profiles and assessments, marking an important milestone as we work toward achieving our 2030 target.

Material Health

Ball continues to improve the material health of its products, ensuring our packaging meets the highest standards to protect human health and the environment. The Cradle-to-Cradle (C2C) Material Health Certification is a globally-recognized standard for ensuring that chemicals and materials used in the manufacturing process are selected to prioritize the protection of human health and the environment. The C2C certification gives confidence in the inks, coatings and compounds used to make Ball products. As of year-end 2025, 93% of the coatings, inks and compounds Ball uses by volume were C2C Material Health certified, with 86% achieving silver level certification or higher.

In addition, meaningful progress has been made converting the coatings Ball's Beverage Packaging business purchases to Bisphenol-A non-intent (BPA-NI) and Perfluoroalkyl and Polyfluoroalkyl Substances non-intent (PFAS-NI) coatings. In 2025, 72% of Ball cans were made with BPA-NI internal coatings and 63% were



made with PFAS-NI external coatings globally, an increase from 60% and 55%, respectively, in 2024.



C2C Material Health Certified Silver or Higher

| | 2025 | 86% | 2030 | 100% |



Real Circularity

The 2025 Eunomia Global Beverage Recycling Dataset Report confirms aluminum cans have achieved a global recycling rate of 75% with less than 5% material loss. Covering 90% of the global aluminum can market, the study highlights aluminum's superior recyclability and efficiency. These findings reinforce the environmental and economic case for aluminum cans and support Ball's collaboration with industry partners to achieve a 90% global recycling rate by 2030.

Beverage Packaging Recycled Content

Increasing recycled content is one of Ball's most effective levers for reducing the carbon intensity of our products. In 2025, 74% of the aluminum used in our Beverage Packaging business came from recycled sources. To remain on track toward our 2030 target of 85% recycled content, Ball is working with aluminum suppliers to incorporate sustainability commitments into contracts. Regionally, Ball reached 72% recycled content in NCA, 73% in SA, and 77% in EMEA.

Ball is also working on product design innovations that make recycling easier and more efficient. We are collaborating with industry partners and the European Aluminum Packaging Group (EAPG) to develop a design called the "circular can end." This design uses an alternative alloy with a high recycled content. Ball is testing material options to find the best choice for customers and to increase the amount of recycled content in can



Beverage Can Recycled Content

2025 74% 2030 85%

ends. If successful, recycled content could rise to similar levels as the can body, reducing the carbon footprint of can ends by more than half. This project is one of many ways Ball is driving innovation and sustainability in Beverage Packaging as we work toward shared sustainability goals.

Personal & Home Care Recycled Content

Ball's ReAl® aerosol can contains a high proportion of recycled content and is up to 30% lighter than a standard aluminum aerosol can. Globally, 71% of Ball's PHC production was made using our lightweight ReAl® alloy in 2025, up from 70% in 2024 and continuing to exceed our 2030 target. This progress was driven by increased customer adoption of cans made using 50-75% recycled content slugs manufactured by Ball.

Globally, this contributed to impact extruded packaging containing 33% and Ball slugs containing 23% recycled content in 2025. In addition, Ball acquired the remaining 49% ownership stake in its Beaurepaire, France plant during the year, enabling greater flexibility to support future product innovation and recycled content solutions within the PHC business.

Recycling Activations

Ball Arena
In partnership with Kroenke Sports & Entertainment, we reached our season-long goal in April 2025 of recycling 3 million aluminum cups, cans and bottles during the 2024-2025

NBA and NHL seasons. The RecyClaw, Ball Arena's interactive recycling claw machine, gamifies aluminum recycling to bring fun to the process and influence consumer habits in a positive way.





The Smart Flex Project
The Smart Flex Project in Tisno, Croatia, showcased an innovative approach to recycling at music festivals along the Adriatic coast. Supported by Ball, Coca-Cola and Zagreb's award-winning Garden Brewery, the activation transformed aluminum recycling into an interactive, community-driven experience.

The initiative featured a heart-shaped metal cage equipped with a real-time validation system—an innovation developed by Solagro, a French non-profit organization—alongside mobile backpack units and point-of-sale terminals that enabled on-the-go collection. Festivalgoers who deposited cans received printed slips representing micro-donations to local nonprofits supporting vulnerable groups, turning recycling into an act of solidarity.



ITOOCAN

Looking to build sustainability awareness among college students, Ball partnered with the energy drink brand Rio to launch the ITOOCAN campaign, placing recycling bins on five campuses in Mumbai, India. The campaign used the power of social media to connect with students about the importance of recycling.


ITOO
Can



100+ labs

Ball partnered with its customer Ambev to co-sponsor the first joint pilot tested through the 100+ labs Accelerator Program, a global initiative that connects startups with consumer goods companies to address supply chain and environmental challenges. The project focused on collecting and commercializing recyclables from Ambev's point-of-sale (POS) systems, while optimizing collection routes by linking waste pickers with recycling aggregators.

Insights from the pilot indicate that scaling the initiative requires enabling shared collection routes and increasing aluminum recovery per point of sale to enhance profitability. These findings underscore the high post-consumer value of aluminum and its potential to increase waste picker incomes.

Aerosol Recycling

To address consumer confusion about aerosol container disposal, Ball and UK Aerosol Recycling Initiative (UKARI) members launched a behavior-change initiative called "Spray, Squirt, Shake" aimed at increasing capture rates and guiding proper disposal of non-empty aerosols at household waste recycling centers (HWRCs).


NO HISS?
NO FOAM?
NO DEO?
SPRAY
SQUIRT
SHAKE

People
& Culture

People and culture are purposefully at the center of the Ball Business System because we understand that to advance our customers' goals and our own, we must have a safe, fulfilling work environment where everyone works shoulder to shoulder as a team to win together.

Guided by Ball's values of We Care. We Work. We Win., our people are the engine that powers our performance and growth.

Ball operates in a competitive global market for manufacturing talent. Attracting, developing and retaining the skills and capabilities we need to grow our business is a strategic imperative across every region in which we operate. We intentionally design our people systems—from performance and development to rewards and learning—to cultivate a high-performance culture rooted in collaboration and continuous improvement and grounded in a genuine commitment to care. In this environment, every employee is empowered to grow, contribute and thrive.

Our commitment to Belonging, Inclusion and Diversity (BI&D) strengthens our ability to attract talent from the broadest possible pool and to build teams that reflect the communities where we live and work. Driven by our vision and purpose, our global workforce is united by a shared belief in the potential of aluminum to drive our customers' growth.

Talent Development

In 2025, we advanced our performance management approach across our global



salaried population, reinforcing a culture of continuous, two-way feedback between leaders and employees. This evolved approach helps us to ensure systematic prioritization of the work that matters most while strengthening transparency and accountability. All salaried employees participated in the new performance management and upward feedback process during the year, reflecting a strong desire for ongoing and transparent communication.

"The Performance Enablement program has allowed me to manage my team's performance in real time, aligning on priorities and course-correcting quickly when needed. It saves us time and energy, while also improving employee and manager engagement."

Jessica Haycraft, Director, Internal Audit, NCA

Career Development

Empowering career growth is central to Ball's talent strategy. We provide tools and resources that spark meaningful, ongoing career conversations, supporting employees at every stage of their professional journey.

As part of our employee listening strategy, we engaged over 3,000 employees across 27 countries through surveys and listening sessions to gather insights and identify opportunities for career growth. This feedback informed the development of targeted career solutions, including Ball's global mentoring program, career planning workshops and improved tools and resources.

We also established a strategic employee advisory group focused on major change and communications initiatives. The group strengthens feedback and employee involvement, helping ensure global initiatives align with employee perspectives and operational realities. One outcome of this work was a global plant listening survey, through which our production workforce provided input on preferred communications channels and tools tailored to different employee populations.

Looking ahead, we remain focused on building a strong pipeline of future leaders. From internships through management development, our programs equip early-career professionals with the skills and experiences needed to thrive in manufacturing and operations. This supports both our employees' long-term career growth and Ball's continued competitiveness in the global talent market.

Ball Academy

Learning and development are central to both our culture and our business success. Ball Academy, our enterprise-wide learning hub, delivered over 380,000 hours of training in 2025, providing employees with easy access to skill-building and on-demand learning.



Leadership development was a particular focus in 2025. We launched three leadership excellence programs to help develop more than 2,000 leaders at all levels:

— NewLeader@Ball supports newly hired or newly promoted people leaders by equipping them with practical tools to succeed in their roles at Ball.

— Leading Effectively through Accountability & Development (LEAD), developed in partnership with Gallup, equips directors with the tools and capabilities to inspire teams and foster a positive culture.

— Best@Ball is our global development program for frontline leaders and supervisors, designed to strengthen core leadership capabilities and connect leadership behaviors to everyday operational responsibilities.

These investments in leadership development are reflected in our engagement survey results, with 81% of employees agreeing that Ball managers effectively support and respect them.

We expanded our partnership with a coaching and employee well-being platform in 2025, providing all salaried employees with access to professional external coaching. During the year, Ball employees completed more than 2,300 coaching sessions, supporting skill development in areas such as communication, productivity and career planning.

We also strengthened Ball's technical training with the launch of the Pathway program in South America, moving us closer to our 2030 goal of 100% manufacturing employee participation in industry-leading technical



training. Participants described the program as an enriching professional development experience that encouraged critical thinking, collaboration and confidence in safely performing their roles. Building on this success, Pathway will expand across all plants globally, ensuring every frontline employee has access to the training and development they need to succeed.

"By strengthening our technical capabilities, the Pathway program reinforces Ball's commitment to the development of its people. Furthermore, this training contributes to the BOE journey across the plants, providing our teams with updated, relevant knowledge to apply in their daily routines."

Wellington Freitas, Manager, Regional Technical Training, Supply Chain and Operations, SA

Our Community





The Ball Foundation, Ball's philanthropic arm, along with Ball employees work to strengthen communities through purposeful giving, hands-on volunteerism and strategic partnerships that deliver measurable impact.

Ball supports employee engagement through donation-matching programs, volunteer recognition and flexible charitable giving dollars that empower employees to support causes they care about. Together, these efforts resulted in community investments of $4.1 million and 24,000 volunteer hours across more than 30 countries in 2025.

Beyond the workplace, The Ball Foundation advances recycling advocacy, manufacturing education and disaster relief efforts to drive positive, lasting change. For 10 years, The Ball Foundation has partnered with Can'd Aid to advance recycling infrastructure and education through the Crush It Crusade. What began as a single grant has grown into a U.S. effort that makes recycling more accessible in schools, parks, events and communities. Ball's support has enabled Can'd Aid to deliver education, infrastructure and

resources that empower people to recycle aluminum and reduce waste. Together, The Ball Foundation and Can'd Aid have awarded over 120 grants, reached millions of people and recycled 984 tons of material. Beyond these outcomes, the partnership reflects Ball's commitment to circularity and community engagement, helping to build a grassroots movement for a cleaner future.

The Ball Foundation is also cultivating future innovators through its partnership with FIRST Robotics, bringing sustainability into STEM education and empowering the next generation of high school students to engineer solutions for tomorrow. Since 2022, this partnership has teamed up with Novelis to create the CANBOT challenge—a unique initiative that tasks robotics teams with designing and building can-recycling robots while educating their communities about aluminum's sustainability benefits. By engaging students before college, the program helps participants make informed decisions about academic pathways, strengthen STEM capabilities and explore future careers in manufacturing and innovation. During the 2025–2026 school year, 16 teams across six countries (including 10 in the U.S.) are leveraging funding from The Ball Foundation and Novelis to design and manufacture can-crushing robots that showcase the role of innovation in advancing recycling.

In 2025, we launched a global Commercial Excellence curriculum designed to strengthen capabilities and improve collaboration across our commercial and growth teams. The curriculum covers key topics including joint business planning, sustainability, value creation and more. Throughout the year, commercial teams completed more than 4,000 hours of training in support of these objectives.

"Commercial training is key to building successful partnerships and has helped our sales team strengthen their ability to communicate value clearly and better understand buyer needs. As a result, our team feels more prepared to deliver solutions that benefit both our customers and our business. We believe this approach is a worthwhile investment in building stronger outcomes together."

Brad Perry, Vice President, Regional Strategic Account Management, NCA

Belonging, Inclusion & Diversity

Our commitment to Belonging, Inclusion and Diversity (BI&D) deepened in 2025. Engagement survey results showed that 76% of employees believe Ball fosters a culture of inclusion and belonging, a slight increase from 2024.

Workplace Inclusion Scan

During the year, we introduced a workplace inclusion scan that goes beyond traditional diversity metrics to measure lived experiences of inclusion across our global operations. The findings highlighted a strong, consistent standard of inclusive facilities across Ball plants, along with a high degree of openness to workplace adaptations such as flexible shift patterns, job sharing and the recruitment of employees with varying ability levels. As a next step, we will embed the inclusion scan into our standardized global processes.

Global & Regional Inclusion Initiatives

We built on the success of regional employee groups and launched nine global employee networks as a cornerstone of our revitalized BI&D strategy, reinforcing our commitment to an unmatched culture and celebrating the unique identities and experiences of all our employees. These resource groups support personal growth and development, foster meaningful connections, provide access to organizational knowledge, and, most importantly, create a platform for employees to make their background, talents and contributions known.

We also strengthened BI&D governance through Ball's Global Inclusion Council, which sets strategic priorities to embed inclusion into business practices and talent pipelines worldwide. Our newly established Regional Inclusion Committees translate these priorities into locally relevant initiatives, ensuring alignment with global goals while reflecting regional and cultural contexts.

By combining global standards with regional execution, these groups create a consistent, culturally relevant approach to fostering



belonging, inclusion and diversity across Ball's global operations.

Total Rewards

In 2025, we rolled out redesigned base pay and incentive programs to a significant portion of our workforce, aligning rewards with Ball's new operating model and reinforcing a high-performance culture. We also advanced pay transparency and communication practices, helping employees better understand how performance and results connect to rewards. These efforts reflect Ball's belief that an engaged and fairly rewarded workforce is essential to long-term business success and sustained shareholder value creation.

During the year, we enhanced our global benefits framework to reinforce employee well-being and flexibility, recognizing the diverse needs of our workforce across geographies. Our Total Rewards governance model now provides clearer principles and decision-making criteria, supporting greater consistency, transparency and equity across the organization.

Oversight

Since Ball's founding in 1880, our stakeholders have trusted us to operate with integrity and accountability.

To ensure we meet these high expectations, we start by setting rigorous standards for ourselves to uphold responsible business standards through our Code of Conduct and global policies. We then continuously monitor enterprise risk—including climate-related risks—alongside evolving regulatory requirements and cybersecurity practices. As a global leader in sustainable packaging, we participate in industry forums and contribute to thought leadership that helps shape policy and advance best practices. We also engage collaboratively with customers, policymakers and in the communities in which we operate to drive the circularity of aluminum packaging.



Ethics & Compliance

Ball's commitment to uncompromising integrity and business ethics is a core value and foundational to how we operate.

We believe that doing the right thing every day defines our culture and how we do business, building trust with employees, customers, investors and the communities we serve. We will not risk damage to our reputation for financial gain or for any other reason. To ensure we act with integrity at all times, all Ball employees are required to understand and follow Ball's corporate compliance policies and our Code of Conduct.

These standards are designed to help employees recognize common compliance risks and provide guidance and resources to support ethical decision-making. The Code of Conduct is made up of four core components:

1 **Respecting each other.**
We are committed to promoting a safe and inclusive workplace environment. We prohibit discrimination and harassment and commit to protecting the personal information of all individuals who work with us.

2 **Protecting our company.**
We are responsible for acting in the company's best interests. Our employees are expected to remain free of personal interests or relationships that conflict with Ball's interests and should not use company assets for improper personal gain.

3 **Interacting with our customers, suppliers and business partners.**
Anyone who works for or on behalf of our company must conduct themselves in ways that avoid any real or perceived impropriety. They must also conduct business fairly and in accordance with all international laws.

4 **Supporting our communities.**
We strive to be a leader in environmental accountability and support organizations, programs and civic initiatives that advance sustainability and encourage community philanthropy and volunteerism.

Risk Management

Enterprise Risk

With oversight from our board of directors, risk management is formally integrated into Ball's strategic planning process. The board, in partnership with its committees, oversees a disciplined approach to risk identification, assessment, calibration and ongoing review, incorporating insights from both functional teams and regional operations.

Risks are identified through a structured process that gathers feedback from across the organization. They are then evaluated across multiple dimensions—including impact, likelihood and velocity—to inform prioritization and strategic allocation of resources. Our enterprise risk management program enables us to focus resources on the risks with the greatest potential to affect Ball's strategic objectives, while fostering a culture of risk awareness. Key risks are owned by members of senior management, who are responsible for developing and implementing mitigation plans. This governance structure reinforces accountability, promotes cross-functional collaboration and ensures mitigation activities are concentrated where they drive the most value.

Ball Corporation's enterprise risk management framework strengthens our ability to meet regulatory and stakeholder expectations by emphasizing transparency and materiality in risk assessment.



Policies

Ball maintains a robust framework of policies and guidelines designed to support responsible operations, ethical governance and sustainable growth. These standards reinforce accountability across the organization, safeguard stakeholder trust and drive progress toward long-term environmental and social goals. Together, they reflect Ball's commitment to operating with integrity while advancing a resilient and sustainable future.

Exemplary Internal Policies, Procedures & Guidelines

Information Security

Global Data Protection

Legal Policies

Conflicts of Interest

Foreign Corrupt Practices, Global Anti-Corruption

Internal Water Strategy

Policies & Statements published on our corporate website

Supplier Code of Conduct

Environment Statement

Animal Testing

GRI

Climate Risk Report

CTP 2.0 Highlights

Corporate Governance Guidelines

Code of Conduct

Privacy

Political Contributions

Business Ethics Statement

Tax Strategy

Human Rights Policy

Discrimination and Harassment

EHS Policy

Conflict Minerals

Slavery and Human Trafficking Statement

Child and Forced Labor

Climate Risk

We also identify, review and respond to sustainability-related risks to our business. These include risks related to climate change, such as water scarcity, disruptions due to extreme weather and packaging-waste regulations. Ball recently conducted a climate risk and opportunity assessment, including a scenario analysis to assess transitional and physical climate risks. This assessment was undertaken in alignment with the recommendations of the Task Force on Climate-Related Financial Disclosures and informed by guidance from the International Sustainability Standards Board.

Learn more about Ball's approach to climate risk assessment, as well as how we plan to respond to climate-related risks and opportunities by downloading the full report from the Downloads page of Ball.com.



External Engagement

Ball continues to strengthen its role as a global leader in sustainable packaging by actively participating in global conversations and evidence-based research. Through these efforts, we advance climate action, support technological innovation, shape policies that support a fully circular economy and collaborate across the beverage packaging value chain.

At drinktec 2025, Ball shared its forward-looking vision for sustainable beverage packaging, emphasizing innovation, circularity and consumer engagement. We introduced our latest advances in lightweight aluminum can designs, which reduce material use without compromising performance. Additionally, Ball presented insights into consumer behavior and brand engagement, demonstrating how packaging can serve as a powerful tool for storytelling and sustainability messaging. Through interactive displays and expert panels, Ball reinforced its leadership in sustainable innovation, highlighting aluminum's potential to enable a truly circular economy and calling on industry partners to collaborate in building a more circular and climate-resilient future.

At COP30, Ball reinforced global efforts to advance circularity and climate action. As highlighted in the Commercial Excellence section, Ball partnered with HEINEKEN's Mamba Water and Amapura to produce 2.5 million aluminum cans for canned water at the event. The cans were manufactured in Brazil using 78% recycled content and powered by 100% renewable electricity in the can making process.

Ball also supported a multi-stakeholder panel that explored the formal integration of waste pickers into the global aluminum recycling value chain, recognizing their essential role in material recovery and advocating for more inclusive and equitable systems. Through these initiatives, Ball demonstrated its continued commitment to innovation, climate leadership and social responsibility across the aluminum packaging value chain.



At Climate Week NYC, Ball highlighted its leadership in aluminum circularity by demonstrating the environmental benefits of recyclable beverage cans and advocating for supportive policies such as deposit return systems and extended producer responsibility. The flagship session, "Aluminum in Action: How Beverage Cans Are Closing the Circularity Loop," convened industry leaders, recyclers, investors, policymakers and climate advocates to explore how aluminum packaging can help advance global decarbonization targets.

The event shared new circularity data, showcased high-impact technologies and investments that improve recycling rates and introduced policy recommendations to help scale can-to-can recycling systems.

Industry Research

In 2025, Ball participated in several circularity-focused industry studies. The research emphasized the importance of closed-loop recycling systems and maximizing scrap recovery to reduce carbon emissions across the aluminum value chain. Ball's involvement highlights our commitment to aluminum packaging as a model for circularity, given the material's ability to be recycled over and over without loss of quality. Key industry research initiatives included:

— Can-to-Can Recycling: Performance, Potential and Pathways, a factsheet published by the International Aluminum Institute (IAI) that highlights the circular potential of aluminum beverage cans.

— Aluminium Circularity Industry Insights and Future Directions, a research paper from the Alliance for Industry Decarbonization, a cross-industry organization focused on advancing decarbonization across industry value chains.

— Global Beverage Recycling Dataset, a report published by IAI that provides country-by-country beverage packaging recycling data to support transparency and benchmarking.

Sustainability Reporting

Since 2008, Ball has voluntarily reported on its sustainability management, policies, performance and stakeholder engagement. We have made our disclosures through our website, the Global Reporting Initiative (GRI) Content Index and to external assessors, who have awarded us strong ratings. In addition to voluntary disclosures, Ball is now engaged in mandatory sustainability reporting. As a global company, Ball will continue to assess the applicability of emerging regulatory reporting requirements and remains committed to complying with relevant requirements across the regions, countries and states in which we operate.





Ball

Cybersecurity

Our standards-based information security program includes a dedicated internal, globally distributed information security team, continuous 24x7 network monitoring, a strong team of external partners and ongoing investments in related systems, processes and people. Our information security program is designed to protect against known threats and to make continuous improvements in response to an ever-evolving threat landscape. We take seriously cybersecurity threats to our enterprise resources and work diligently to prevent any cybersecurity breach.

We collaborate with trusted external partners for enhanced threat intelligence, while protecting sensitive details. Our information technology team, led by our chief information officer (CIO), regularly conducts risk assessments and implements security enhancements using external third-party security consultants. Our CIO brings more than three decades of global information technology leadership experience.

External Assessment Results*

Climate
CDP
2025
A-

MSCI
ESG RATINGS
AAA
CCC | B | BB | BBB | A | AA | AAA

Corporate ESG Performance
Prime
RATED BY ISS ESG

* Ratings stand as of March 2026

Industry Awards



2025 Best Place to Work for Disability — Disability:IN

America's Best Employer for Women 2025 — Forbes

Sustainable Innovation Award with Henkel — Global Aerosol & Dispensing Forum (ADF)

Leadership in Sustainable Aerosol Packaging — Instituto Mexicano del Aerosol, A.C. Award (IMAAC)

Technology Award with Aeroflex — ABRE Brazilian Packaging Awards

Innovation and Inclusion with Night Power using braille lids — EMBANEWS Awards

Brazil's Most Beautiful Can with Go Brew — Abralatas

Most Appreciated Can (Sets and Distillates Categories) with Masterpiece Brewery and Pitú — Alterosa Awards

Best Packaging/Labelling Innovation — World Beverage Innovation Award



He is supported by our chief information security director and a team of seasoned professionals strategically placed around the globe with the deep experience and practical knowledge needed to support Ball's global operations. In addition, our employees play an active role in maintaining our security posture through awareness training and security protocols and policies.

Our board of directors recognizes the importance of maintaining the trust and confidence of our customers, suppliers and employees, including overseeing cybersecurity risk. The full board receives a cybersecurity report at least annually and updates throughout the year on any significant cyber risks, threats and information security initiatives. Through the oversight of the board, leadership of the cybersecurity team, and engagement by Ball employees, we have diligently maintained an effective cybersecurity program in 2025.

Ball Corporation maintains a standards-based cybersecurity program aligned with the National Institute of Standards and Technology Cybersecurity Framework, continuously updated to address evolving cyber threats.

2025 Five-year Review of Financial Data
BALL CORPORATION AND SUBSIDIARIES

($ in millions, except per share amounts)[a]		2025		2024		2023		2022		2021
Net Sales	$	13,161	$	11,795	$	12,062	$	13,372	$	11,900
Interest expense	$	(314)	$	(293)	$	(460)	$	(313)	$	(271)
Earnings before taxes[b]	$	1,128	$	535	$	614	$	713	$	912
Net earnings attributable to Ball Corporation[b]	$	912	$	4,008	$	707	$	719	$	878
Total basic earnings per share[b]	$	3.33	$	13.12	$	2.25	$	2.27	$	2.69
Weighted average common shares outstanding (000s)		274,263		305,459		314,775		316,433		325,989
Total diluted earnings per share[b]	$	3.30	$	13.00	$	2.23	$	2.25	$	2.65
Diluted weighted average common shares outstanding (000s)		275,972		308,206		317,022		320,008		331,615
Total assets	$	19,524	$	17,628	$	19,303	$	19,909	$	19,714
Total interest bearing debt	$	7,063	$	5,685	$	8,619	$	8,997	$	7,779
Cash dividends per share	$	0.80	$	0.79	$	0.79	$	0.79	$	0.70
Total cash provided by operating activities	$	1,262	$	115	$	1,863	$	301	$	1,760
Selected Financial Data										
Comparable operating earnings[c]	$	1,554	$	1,472	$	1,342	$	1,250	$	1,416
Comparable net earnings[c]	$	985	$	977	$	920	$	891	$	1,157
Diluted earnings per share (comparable basis)[c]	$	3.57	$	3.17	$	2.90	$	2.78	$	3.49
EVA dollars[d]	$	378	$	366	$	141	$	64	$	290
Total annual return to common shareholders[e]		-2.4%		-3.0%		14.1%		-46.2%		4.1%

The following footnotes are for the data provided on pages 38 and 39

FINANCIAL (a) On February 16, 2024, the company completed the divestiture of its aerospace business. The transaction represents a strategic shift; therefore, the figures above reflect the aerospace business' financial results on a discontinued operations basis. (b) Includes business consolidation and other activities and other items affecting comparability between years. Additional details regarding the 2025, 2024, 2023, 2022 and 2021 items are available in Note 6 to the consolidated financial statements within Item 8 of the Annual Report on Form 10-K for each respective year (c) Non-U.S. GAAP measures should not be considered in isolation and should not be considered superior to, or a substitute for, financial measures calculated in accordance with U.S. GAAP. Further discussion of non-U.S. GAAP financial measures is available in Item 7 of the Annual Report on Form 10-K under Management Performance Measurements and Other Liquidity Measures and the Non-GAAP Measures section of Ball's website. (d) Net operating earnings after tax less a capital charge of 9% after-tax on average invested capital employed. (e) Change in stock price plus dividends paid, assuming reinvestment of all dividends paid. Information for this calculation is included in the shareholder return performance chart in the Proxy.

ENVIRONMENTAL [1] Additional sustainability data, can be found online, at www.ball.com/sustainability/sustainability-reporting. [2] "–" indicates not reported for this period. [3] Natural gas, gasoline, propane, diesel, biogenic fuel, and jet fuel. [4] Electricity and steam. [5] Renewable electricity falls within Indirect energy. [6] Direct GHG emissions from sources owned or controlled by Ball, primarily from fossil fuels, such as natural gas and diesel, burned on site, as well as combusted VOCs. [7] Indirect GHG emissions from the generation of electricity and steam generated off-site and purchased by Ball. The Scope 2 emissions reported here are market-based. Our Scope 2 location-based emissions can be found online. [8] Indirect GHG emissions from value chain sources not owned or directly controlled by Ball. [9] In 2024, Ball changed the total number of working days per year in any given country from 220 days to 250 days based on the Ball Injury and Illness Reporting Policy. The impact of which increased reported Scope 3 emissions Category 7 emissions by 3,005 MtCO2e. [10] In 2024, Ball made the following changes in its methodology: (i) calculated emissions using the relevant road and sea transport emission factors instead of only using the road transport emission factors; and (ii) freight distance for BPSA is based on an average for the top five most travelled routes for each manufacturing facility. The impact of which decreased reported Scope 3, Category 9 emissions 12,248 MtCO2e. [11] CO2 emissions from biogenic sources are accounted for as a separate GHG inventory, not included in Scope 1, 2, or 3. CH4 and N2O emissions from biogenic sources are included in Scope 1. SOCIAL [12] Employee data has been rounded, includes full time employees and excludes contingent workers. Employee data for 2021–2022 includes contingent workers. All employee data is based on headcount as of December 31 of the reporting year. Historically reported employee figures are not revised for structural changes. [13] Not disclosed means employees chose not to self-identify as male or female. [14] Included in "Employee turnover" are voluntary departures and those due to dismissal, retirement and passing of Ball employees, excluding consultants, contingent and temporary workers. [15] In 2022 Ball aligned all regions to OSHA-based methodology, impacting the TRIR rate. Ball's total recordable injury rate is inclusive of all occupational injuries, due to differing global regulations noise induced hearing loss is excluded for consistency. TRIR is calculated based on actual hours worked and recordable incidents that occurred at Ball owned and operated facilities during the reporting period. Figures are not revised for mid-year divestitures. For entities acquired mid-year, data will be incorporated beginning January 1 of the year following the acquisition, although their data is maintained separately to meet OSHA reporting requirements. [16] Reported metrics include employees and temporary employees. An employee is any individual (classified as part-time or full-time within the human resource data collection software) employed and directly paid by Ball (either through an hourly wage or annual salary). A temporary employee is any individual who reports to a Ball employee and is not directly paid by Ball for a contracted period.

2025 Five-year Review of Environmental and Social Data

ENVIRONMENTAL DATA[1, 2]	UNIT	2025	2024	2023	2022	2021
Energy consumption	MWh in thousands	4,329	4,193	4,124	4,341	4,247
Direct energy[3]	MWh in thousands	2,078	1,971	1,959	2,083	2,053
Indirect energy[4]	MWh in thousands	2,251	2,222	2,165	2,258	2,194
Renewable electricity[5]	MWh in thousands	1,886	1,668	1,295	702	1,101
Greenhouse gas emissions (Scope 1+2)	metric tons CO2e	498,119	543,116	602,173	835,295	728,349
Scope 1[6]	metric tons CO2e	395,232	380,757	382,072	404,329	400,779
Scope 2[7]	metric tons CO2e	102,887	162,359	220,101	430,966	327,570
Scope 3[8, 9, 10]	metric tons CO2e	7,548,230	7,356,057	8,445,717	11,615,745	10,862,796
Biogenic[11]	metric tons CO2	6,709	0	0	4,850	5,043
Water withdrawal	m3	8,326,835	8,112,316	7,975,345	8,869,087	8,858,826
Waste generation	metric tons	81,365	71,712	70,782	80,202	78,820
Recycled/reused	metric tons	45,402	44,502	41,021	46,793	48,076
Other treatment	metric tons	32,450	23,122	24,932	28,755	26,388
Landfill	metric tons	3,513	4,088	4,829	4,654	4,356
Scrap metal — recycled	metric tons	355,317	343,437	–	–	–
VOC emissions	metric tons	7,284	6,936	7,067	8,014	8,278

SOCIAL DATA (EMPLOYEE ONLY)	UNIT	2025	2024	2023	2022	2021
Employees (year-end)[11]	#	16,000	16,000	21,000	23,000	24,300
Male	% of total workforce	81%	81%	79%	75%	74%
Female	% of total workforce	19%	19%	21%	19%	18%
Not disclosed[12]	% of total workforce	0%	0%	0%	6%	8%
<30	% of total workforce	15%	16%	17%	18%	16%
30–50	% of total workforce	61%	63%	60%	59%	59%
>50	% of total workforce	23%	21%	23%	23%	25%
Employee turnover[13]	% of total workforce	15%	16%	15%	18%	13
Voluntary turnover	% of total workforce	7%	8%	9%	10%	9
Total recordable injury rate[14, 15, 16]	(recordable injury x 200,000) / hours worked	0.98	1.21	1.33	1.61	–
Work-related fatalities[16]	#	0	0	0	0	0

An external third party has performed limited assurance over the following metrics for the year ended December 31, 2025, as indicated in the Report of Independent Accountants: Energy consumption (direct, indirect, and renewable), Greenhouse gas emissions (Scopes 1, 2, and 3), Water withdrawal, VOC emissions, and Scrap metal — recycled. 2025 Scope 3 emission assurance includes the following: Purchased goods and services, Capital goods, Fuel and energy related activities, Upstream transportation and distribution, Business travel, Employee commuting, Downstream transportation and distribution, Processing of sold products, and Investments. In addition, Total recordable injury rate and Work-related fatalities has been included as assured metrics. For more information, please see the Report of Independent Accountants and our management assertion available online . In 2025, Ball acquired a can manufacturing facility in Winter Haven, Florida, and divested its majority stake in both the Aluminum Cups business and the Ball United Arab Can Manufacturing Company. Ball also sold its aerosol manufacturing facility in India.

In accordance with Ball's Sustainability Reporting Policy, newly acquired and divested entities will require recalculation of emissions data. Unless disclosed otherwise, data inclusion for acquired entities in 2025 will begin on January 1 of the year following the acquisition and will include the recalculation of base year and historical emissions, provided that historical emissions data is available for the acquired company. Divested entities will be excluded from data reporting for the current year and will be removed from all historical data, including base year calculations, from the year of divestiture onwards. For more Environmental and Social metrics, please see our GRI Content Index available online.

Product Stewardship

CATEGORY	SUSTAINABILITY GOALS	2025 ACHIEVEMENT STATUS	SDG
REAL CIRCULARITY	Align the industry to achieve a 90% global recycling rate for aluminum beverage cans, bottles and cups (2030). Work together with our supply chain partners to achieve an 85% average recycled content in the aluminum used to produce Ball beverage cans, bottles and cups in the regions where we operate (2030). Launch second generation of ReAl® aerosol container technology with 75% recycled content (2030).	● 75% global recycling rate ● 74% Ball average recycled content globally ● 100% recycled content container launched in 2024	9, 12, 13, 17
CLIMATE LEADERSHIP	Reduce absolute Scope 1 and 2 greenhouse gas emissions by 55% (2017–2030).[1] Reduce absolute Scope 3 greenhouse gas emissions by 55% (2017–2030). Achieve 100% renewable electricity globally by 2030, with an interim target of 75% by 2025.	● 50% reduction from 2017 rebaselined data ● 14% reduction 2017 rebaselined data ● 84% renewable electricity coverage	7, 13, 17
MATERIAL HEALTH	100% of inks, coatings and compounds used by Ball achieve Cradle to Cradle Material Health certification at the Silver level or better (2030).	● 86% of beverage coatings certified Silver or better	3, 12, 17
RESOURCE EFFICIENCY	80% of global beverage can production with weight-optimized STARcan dome designs (2030). 50% global aerosol can production with lightweight ReAl® alloy (2030). 30% energy intensity improvement in can manufacturing (2020–2030). 50% water intensity improvement in can manufacturing, with a minimum 30% improvement across existing facilities (2020–2030).	● 56% STARcan design ● 71% ReAl® production globally ● 2% energy intensity improvement since 2020 ● 10% water intensity improvement since 2020	6, 12, 13, 17
RESPONSIBLE SOURCING	100% of aluminum purchased comes from certified sustainable sources (2030). Strengthen Ball's supplier diversity program and double our annual spend with diverse suppliers in the U.S. (2020–2030).[2] Annually assess ESG practices of all critical suppliers with an annual spend of $5 million or more, and ensure corrective actions are being implemented where suppliers fall short of Ball's requirements (2030).	● 34% ASI-certified aluminum volume ● 133% increase from the 2020 baseline of $59.3 million ● 87% of critical suppliers assessed	8, 12, 13, 17































































[1] Goal calculation and progress tracking conducted using the market-based method.

[2] In 2025 this target was re-baselined to exclude Aerospace diverse supplier spend, a U.S. based business unit sold in 2024.

● Off Track ● On Track ● Achieved

Social Impact

CATEGORY	SUSTAINABILITY GOALS	2025 ACHIEVEMENT STATUS	SDG
HEALTH, SAFETY & WELL-BEING*	Our goal by 2030: a 1.12 Total Recordable Incident Rate, a key milestone on our journey to create a safety culture where zero injuries is a reality (2022–2030). Enable all employees and their families to thrive as their authentic selves by providing resources focused on their physical, mental and financial well-being (2030).	• Through the active engagement of employees worldwide, we achieved a 19% reduction in our total recordable incident rate (TRIR), lowering it to 0.98. • We refreshed our global benefits philosophy in 2025 in alignment with this wellbeing goal and are currently analyzing and enhancing benefit offerings beginning with our largest locations to realign with this philosophy. We also implemented Mental Health First Aid training to HR personnel to empower individuals in our locations to identify and support employees with wellbeing challenges.	3
BELONGING, INCLUSION & DIVERSITY	We are committed to increasing the percentage of women in leadership roles across the organization and in manufacturing roles in our plants. We are committed to reflecting the communities where we operate around the world in terms of race and ethnicity. Implement a holistic communication and training approach to drive a culture of inclusion and inclusive leadership.	• In 2020, Ball's executive leadership team was 19% women, increasing to 36% in 2024, and rising further to 44% in 2025. Our board of directors was comprised of 36% women representation in 2024 and increased to 40% in 2025. We have also seen an increase in women amongst the main workforce—now 27.6% of Leadership Roles (Dir & Above); 18.9% overall. • In 2025, Ball's workforce ethnic diversity mirrored the U.S. ethnic and racial composition and we're making progress in Brazil. In the U.S., ethnic diversity will be measured against the surrounding city averages where Ball operates. In 2025, Ball's executive leadership team was 11% ethnically diverse. In 2024, our board of directors was 27% ethnically diverse and in 2025 this has increased to 30%. • 21 plants assessed on three survey areas: physical environment, experiential processes and policies, and culture.	5, 10
TALENT DEVELOPMENT	Create and launch early career and intern programs in all regions to build skills and a pipeline of diverse talent (2030). 100% of manufacturing employees participate in industry-leading technical training, which will significantly shorten the time required to develop world-class can makers (2030). We will provide easy access to training, on-demand learning and skill development resources to all employees through Ball Academy. 100% of people leaders participate in at least one leadership development experience each year (2030).	• The Management Development Program launched in 2025 with 5 associates joining our NCA operations team. The focus of the program is to build the future pipeline of operations leaders. In 2026, we are planning a global expansion of all early career programs. • Following a successful 2025 South America pilot, the Can Pathway Program is positioned for global scale, enabling consistent, sustainable technical capability across our manufacturing footprint. • In 2025, Ball Academy scaled sustainable learning through leadership, functional, and on-demand offerings, delivering 380,000+ training hours, 83% LinkedIn Learning utilization, and 2,300+ coaching sessions. • In 2025, we completed the activation of leadership programs across all levels, enabling consistent development and progressing toward 100% people leader participation by 2030.	4, 8
EMPLOYEE EXPERIENCE	Develop and deploy an expanded employee feedback system and listening strategy, yielding timely and targeted data to better understand and shape the employee experience and address issues relevant to each population (2030).	• In 2025, we focused on building the foundation for an integrated, automated lifecycle listening experience. We completed the integration of our tools into the Qualtrics survey platform, enabling automated triggering of surveys based on key employee events. We designed our offboarding departure insights survey which will provide real-time visibility into exit trends and reasons. We also embedded lifecycle touchpoints into the BOE People Pillar design, ensuring alignment with our operating model. Additional work included exploring automation options within the onboarding module and releasing a standardized stay interview guide to support ongoing employee retention.	4, 5, 8, 10
COMMUNITY	Enable 100% of employees to give and volunteer, and achieve a 35% participation rate globally (2025). Extend sustainability and STEM education program globally and expand outreach to students, teachers and facilitators by 60% (2025). Proactively leverage Ball products for good and donate at least $1 million of in-kind donations by end of 2025.	• Enabled 100% of employees to give and volunteer, and reaching a 29% participation rate globally by the end of 2025. • Extended sustainability and STEM education program globally, achieving over 60% increased outreach to students, teachers and facilitators. (actual = +76% increased access). • In kind donations to date: $806k	4, 11, 12, 17











































Board of Directors



John A. Bryant
Former Chairman & Chief Executive
Officer of The Kellogg Company [1, 2, 5]



Michael J. Cave
Former Senior Vice President
of the Boeing Company [1, 2, 3]



Aaron M. Erter
Chief Executive Officer of
James Hardie Industries [1, 4, 5]



Dune E. Ives
Founding Executive Officer
Lonely Whale & 52 HZ [1, 3, 5]



Ronald J. Lewis
Chief Executive Officer
of Ball Corporation



Cynthia A. Neikamp
Former Senior Vice President of PPG
Industries and Automotive Coatings [1, 3, 4]



John E. Panichella
Chief Executive Officer of Solenis [1, 2, 3]



Todd A. Penegor
Chief Executive Officer &
President of Papa John's [1, 2, 4]



Cathy D. Ross
Former Chief Executive Officer
& Executive Vice President
of The FedEx Company [1, 2, 5]



Betty J. Sapp
Former Director of the National
Reconnaissance Office (NRO) [1, 3, 4]



Stuart A. Taylor II
Chairman of Ball Corporation
Chief Executive Officer
of The Taylor Group, LLC [1, 4, 5]

[1] Independent Director [2] Audit [3] Finance [4] Human Resources [5] NCG

Leadership



Jay Billings
Senior Vice President & President,
Growth Ventures



Carey Causey
Senior Vice President
& Chief Growth Officer



Ted Doering
Senior Vice President,
Chief Information Officer



Mandy Glew
Senior Vice President & President,
Beverage Packaging Europe
Middle East & Africa



Ronald J. Lewis
Chief Executive Officer



Hannah Lim–Johnson
Senior Vice President, Chief Legal
Officer & Corporate Secretary



Kathleen Pitre
Senior Vice President & President,
Beverage Packaging North &
Central America



Daniel J. Rabbitt
Senior Vice President,
Chief Financial Officer



Courtney Reynolds
Vice President, Communications
& Corporate Affairs



Scott Vail
Senior Vice President, Chief Supply
Chain & Operations Officer



Fauze Villatoro
Senior Vice President & President,
Beverage Packaging South America

Quarterly Results, Company Information & Investor Relations

Quarterly financial information and company news are posted on www.ball.com/investors. For investor relations call (303) 460-2120.

Purchase Plan

A dividend reinvestment and voluntary stock purchase plan for Ball Corporation shareholders permits purchase of the company's common stock without payment of a brokerage commission. Participants in this plan may have cash dividends on their shares automatically reinvested and, if they choose, invest by making optional cash payments. Additional information on the plan is available by writing Computershare, Dividend Reinvestment Service, P.O. Box 43006 Providence RI 02940-3006. The toll-free number is (800) 446-2617, and the website is www. computershare.com/investor. You can access your Ball Corporation common stock account information on the Internet 24 hours a day, 7 days a week through Computershare's website. If you need assistance, please call Computershare at (800) 446-2617 between 8 a.m. and 5 p.m. Eastern time.

Annual Meeting

The Annual Meeting of Ball Corporation shareholders will be held to tabulate the votes cast and to report the results of voting on the matters listed in the Proxy Statement sent to all shareholders. No other business and no presentations are planned. The Annual Meeting to report voting results will be held on Wednesday, April 29th, 2026, at 7:00 A.M. Mountain Time.

2025 Shareholder Information

QUARTERLY STOCK PRICES AND DIVIDENDS

Closing quarterly stock prices for the company's common stock and quarterly dividends in 2025 and 2024 were:

2025	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
High	$ 53.24	$ 59.70	$ 56.99	$ 56.53
Low	$ 46.41	$ 48.47	$ 44.94	$ 49.04
Dividends per share	$ 0.20	$ 0.20	$ 0.20	$ 0.20

2024	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
High	$ 67.61	$ 67.91	$ 70.72	$ 67.36
Low	$ 54.99	$ 58.86	$ 60.02	$ 54.63
Dividends per share	$ 0.20	$ 0.20	$ 0.20	$ 0.20

High and low stock price represent the highest and lowest daily closing price for the quarter.

Annual Report on Form 10-K

The Annual Report on Form 10-K for 2025 filed by the company with the United States Securities and Exchange Commission is enclosed.

Transfer Agent & Registrar

Computershare
P.O. Box 43006
Providence, RI 02940-3006

Certifications

The company has filed with the New York Stock Exchange the chief executive officer's annual certification regarding compliance with the NYSE's corporate governance listing standards. The company also has filed with the United States Securities and Exchange Commission all required certifications by its chief executive officer and its chief financial officer regarding the quality of the company's public disclosures.

Equal Opportunity

Ball Corporation is an equal opportunity employer.

ABOUT OUR REPORTING

This is Ball Corporation's fifth combined report, covering calendar year 2025. Since 1972, Ball Corporation has been publishing an annual report, providing our stakeholders with an overview of our business and how it performed financially during the previous calendar year. From 2008 to 2020, Ball published a biennial sustainability report, sharing how we manage key sustainability topics, our performance in prior years, and our future goals. As sustainability became more deeply embedded through our organization and a fundamental part of our business strategy, we felt a combined report would best reflect our integration of sustainability into all aspects of our business and to provide our stakeholders with a comprehensive business, environmental, social and governance (ESG) update. This report complements our financial filings and its primary audiences are shareholders, investors, customers, employees, suppliers and civil society. Unless otherwise stated, we are reporting sustainability metrics globally, covering facilities where Ball has operational control, which includes manufacturing facilities, offices, hangar, warehouses, and research and development facilities not under joint venture arrangements and facilities under joint venture arrangements under certain conditions. Operations that are outside of these criteria, such as joint venture locations where Ball does not have control and full authority to introduce and implement its operating policies, are not included in Scope 1 and 2. References such as "currently," "so far" or similar expressions reflect information as of Dec. 31, 2025. Further details on reporting principles, boundaries and data normalization are available on our website. Limited assurance over select environmental and social metrics for the year ended Dec. 31, 2025 was obtained from an external third party. The Report of Independent Accountants and management assertion are available online. At times, we may revisit our historical sustainability performance data to ensure their accuracy. Some information in this report is dependent on data that has been provided by third parties that are outside of our control. To the extent possible, we determined such information was gathered and reported accurately, and that the underlying assumptions and methodologies are sound. This report has been prepared in accordance with the Global Reporting Initiative (GRI) Standards: Core option. A detailed GRI Content Index can be found online. Ball's climate risk and opportunity assessment, including a scenario analysis, in line with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) and with consideration of the International Sustainability Standards Board (ISSB) guidance can be found online. In an effort to further strengthen our sustainability initiatives and to increase transparency, Ball's Board of Directors approved joining the UN Global Compact. We look forward to continuing our reporting on sustainability and financial performance for the year 2026.

FORWARD LOOKING STATEMENT

This report contains "forward-looking" statements concerning future events and financial performance. Words such as "expects," "anticipates," "estimates," "will," "believe," "continue," "goal" and similar expressions typically identify forward looking statements, which are generally any statements other than statements of historical fact. For example, the forward-looking statements in this report include statements relating to our plans, objectives and expectations for attaining financial, operational or sustainability objectives. Such statements are based on current expectations or views of the future and are subject to risks and uncertainties, which could cause actual results or events to differ materially from those expressed or implied. You should therefore not place undue reliance upon any forward-looking statements, and they should be read in conjunction with, and qualified in their entirety by, the cautionary statements referenced below. Ball undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Key factors, risks and uncertainties that could cause actual outcomes and results to be different are summarized in filings with the Securities and Exchange Commission, including in Ball's Form 10-K, which are available on Ball's website and at www.sec.gov.



This Summary Annual Report should be read in conjunction with the audited consolidated financial statements and other information contained in Ball Corporation's Annual Report on Form 10-K for 2025, which is being furnished with the company's Proxy Statement for the 2025 Annual Meeting of Shareholders. Copyright© Ball Corporation 2026. Ball and our trademarks of Ball Corporation Reg. U.S. Pat. & Tm. Office.

CORPORATE GOVERNANCE

Uncompromising integrity is one of Ball's core values and we are proud of our culture of ethical behavior and strong corporate governance practices. We are committed to high levels of accountability and transparency and have established a corporate governance structure and associated policies and procedures to achieve business success. Nine of ten* directors on our Board are independent, including all members of the Board's four committees (Audit, Finance, Human Resources and Nominating/Corporate Governance). These committees assist the Board in discharging its duties and operate under written charters, each of which is available on our website. Our Board is comprised of directors with the skills needed to effectively oversee our business and to guide the company toward its strategic objectives. The members of our Board are elected annually, and the Board is regularly refreshed with new members with diverse backgrounds and experience. Additional information about our corporate governance including our Business Ethics Code of Conduct, the Ball Corporation Executive Officers and Directors Business Ethics Statement, the Directors Business Ethics Statement and our Bylaws may also be viewed on our website.



* As of November 10, we moved to nine directors, eight of whom are independent.



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www.ball.com